SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Publicly-Held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to Shareholders

Monthly Interest on Shareholders’ Equity

Banco Bradesco S.A., in conformity with the System for Monthly Payment to Shareholders, informs to its Shareholders and to the Market that the Board of Directors, in a meeting held today, approved the Board of Executive Officers’ proposal for the Payment of the Monthly Interest on Shareholders’ Equity to the Company’s shareholders, in replacement of the Monthly Dividends.

The Monthly Interest on Shareholders’ Equity will benefit shareholders registered in the Company’s records on the first business day of each month, and the payments will be made on the first business day of the subsequent month, in advance of the mandatory dividend.

Thus, the shareholders will receive Monthly Interest on Shareholders’ Equity from July/2012 on, in the amount of R$0.018817992 per common share and  R$0.020699791  per preferred share, whose payment will be made on August 1, 2012 to shareholders registered in the Company’s records on July 2, 2012, in the net amount of R$0.015995293  per common share and R$0.017594822 per preferred share,  already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•      to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. The ones who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

•      to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The Company’s shares will be traded “ex-right” on Monthly Interest on Shareholders’ Equity from July 3, 2012 on.

The Company clarifies that the Monthly Interest on Shareholders’ Equity amount, already declared, by type of share, corresponds to the same amounts paid so far, as monthly dividends.

Cidade de Deus, Osasco, SP, June 20, 2012

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.
Date: June 20, 2012
By: Name: Luiz Carlos Angelotti Title: Executive Managing Officer and Investor Relations Officer